Exhibit 21.1

LIST OF SUBSIDIARIES

John Keeler & Co., Inc., a Florida corporation

Coastal Pride Seafood, LLC, a Florida limited liability company and wholly-owned subsidiary of John Keeler & Co., Inc.

Taste of BC Aquafarms, Inc., a corporation formed under the laws of the Province of British Columbia, Canada